UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CAL-MAINE FOODS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

128030202

(CUSIP Number)

December 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128030202

1.	Name of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only).

Fred R. Adams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions). N/A.

3.	SEC Use Only.

4.	Citizenship or Place of Organization. United States of America.

Number of	5. Sole Voting Power: 3,712,577
Shares Beneficially
Owned by Each	6. Shared Voting Power: -0-
Reporting	7. Sole Dispositive Power: 3,712,577
Person With:	8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,712,577.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). Yes.

11.	Percent of Class Represented by Amount in Row 9. 34.19%.

12.	Type of Reporting Person (See Instructions). IN

Item 1(a) Name of Issuer:

Cal-Maine Foods, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

3320 Woodrow Wilson Drive, Jackson, Mississippi 39209.

Item 2(a) Name of Person Filing.

Fred R. Adams, Jr.

Item 2(b) Address of Principal Business Office or, if none, Residence.

3320 Woodrow Wilson Drive, Jackson, Mississippi 39209.

Item 2(c) Citizenship.

United States of America.

Item 2(d) Title of Class of Securities.

Common Stock, $0.01 par value.

Item 2(e) CUSIP Number:  128030202.

Item 3.  N/A.

Item 4.  Ownership.

(a)	Amount Beneficially Owned. 3,712,577.

(b)	Percent of Class. 34.19%[1].

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 3,712,577
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 3,712,577.
(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class. N/A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.   N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.   N/A.

Item 8.  Identification and Classification of Members of the Group.   N/A.

Item 9.  Notice of Dissolution of Group.   N/A.

1 In addition to the shares of Common Stock reported, Mr. Adams owns 1,085,000 shares of the Class A Common Stock, $0.01 par value (“Class A Common Stock”) of the Issuer which represents 90.4% of the outstanding Class A Common Stock. The Class A Common Stock has ten votes per share giving Mr. Adams 62.3% of the total voting power of all of the voting stock of the Issuer.

Item 10.  Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004
/s/ Fred R. Adams, Jr.
Signature
Fred R. Adams, Jr.
Chairman of the Board and
Chief Executive Office of
Cal-Maine Foods, Inc.

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

4